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                              May 12, 2020

       Frank Magliochetti
       Chief Executive Officer
       ClickStream Corporation
       1801 Century Park East, Suite 1201
       Los Angeles, CA 90067

                                                        Re: ClickStream
Corporation
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 1, 2020
                                                            File No. 024-11183

       Dear Mr. Magliochetti:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Related Party Transactions, page 23

   1. We note your response to prior comment 7 and that you identify each of the named parties as related parties.
Please revise to tell us the nature of the relationship(s) for each party identified. In
addition, we note that you have several outstanding notes held by the Kagel
                                                        Law Client Trust
Account, and have several settlement's with Mr. Kagel. Please revise this section to provide
the material terms of the notes and settlement agreements, and the nature of the related
party relationship with Mr. Kagel.
 Frank Magliochetti
FirstName LastNameFrank Magliochetti
ClickStream Corporation
Comapany NameClickStream Corporation
May 12, 2020
Page 2
May 12, 2020 Page 2
FirstName LastName
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at
(202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      David Ficksman